Yieldstreet Prism Fund Inc.

300 Park Avenue, 15th Floor
New York, NY 10022

December 3, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Yieldstreet Prism Fund Inc.

File No. 811-23407

Investment Company Act of 1940--Rule 17g-1(g)

Bonding of Officers and Employees

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith is the financial institution bond (the “Bond”) in favor of Yieldstreet Prism Fund Inc. (the “Fund”). I have also enclosed resolutions of the Board of Directors of the Fund approving the Bond.

The term of the Bond is October 30, 2021 through October 30, 2022, and the premium for the Bond has been paid through October 30, 2022.

Please call me at 646-261-9412 if you have any questions.

Very truly yours,

/s/ Jimmy Pandhi

Jimmy Pandhi

Chief Financial Officer and Treasurer

Enclosures